EXHIBIT 99.1

CONSOLIDATED
BALANCE SHEETS

($CDN thousands) unaudited	As At September 30, 2007	As At December 31, 2006
ASSETS
Current Assets
Accounts receivable	$228,946	$261,498
Prepaid expenses and deposits	33,694	34,647
Financial derivative asset (Note 11)	23,641	-
	286,281	296,145
Property, plant and equipment, net of amortization (Note 5)	4,370,061	4,597,654
Goodwill (Note 3)	922,024	922,024
Deferred financing charges, net of amortization(Note 2)	_	8,996
Financial derivative asset (Note 11)	_	6,157
Total assets	$5,578,366	$5,830,976
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$230,636	$260,206
Income taxes payable	11,632	10,979
Distributions payable	43,720	51,933
Convertible debentures (Note 6)	6,863	1,697
Financial derivative liability (Note 11)	25,204	1,124
	318,055	325,939
Bank debt	1,374,002	1,289,678
Convertible debentures, net of deferred transaction costs(Note 6)	245,128	258,959
Other long-term liabilities (Note 9)	8,040	7,272
Financial derivative liability (Note 11)	1,742	-
Future income taxes (Note 14)	549,296	250,339
Asset retirement obligations(Note 7)	194,410	191,874
	2,690,673	2,324,061
Commitments and guarantees (Note 13)
UNITHOLDERS’ EQUITY
Capital (Note 8)	4,287,538	4,224,470
Convertible debentures (Note 6)	6,584	6,584
Deficit (Note 10)	(1,406,429)	(724,139)
	2,887,693	3,506,915
Total liabilities and unitholders’ equity	$5,578,366	$5,830,976

See accompanying notes to consolidated financial statements.

2007 THIRD QUARTER REPORT 1

CONSOLIDATED STATEMENTS OF EARNINGS
(LOSS), COMPREHENSIVE INCOME (LOSS) AND
DEFICIT

	Three Months Ended September 30		Nine Months Ended September 30
($CDN thousands except per unit amounts) unaudited	2007	2006	2007	2006
REVENUE
Petroleum and natural gas sales	$346,092	$368,502	$1,084,686	$1,060,053
Royalty expense	(60,499)	(62,432)	(194,788)	(194,651)
	285,593	306,070	889,898	865,402
EXPENSES
Operating	72,401	66,713	215,004	181,160
Transportation	5,909	4,980	17,816	13,716
General and administrative	12,891	9,628	41,396	44,791
Interest on bank debt	18,340	13,908	50,053	34,197
Interest on convertible debentures	4,515	1,908	13,936	4,024
Depletion, depreciation and amortization	179,043	168,639	531,267	469,129
Accretion of asset retirement obligations (Note 7)	3,870	2,851	11,609	7,759
Gain on financial derivatives (Note 11)	(2,347)	(73,297)	(8,115)	(66,928)
	294,622	195,330	872,966	687,848
Earnings (loss) before taxes	(9,029)	110,740	16,932	177,554
Current income taxes	596	2,540	3,043	2,268
Capital taxes	3,276	5,113	7,903	9,167
Future income tax expense (recovery) (Note 14)	(28,599)	424	298,956	(78,614)
	(24,727)	8,077	309,902	(67,179)
NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)	15,698	102,663	(292,970)	244,733
Deficit, beginning of period	(1,291,621)	(499,843)	(724,139)	(363,712)
Distributions declared	(130,506)	(149,918)	(389,320)	(428,119)
Deficit, end of period	$(1,406,429)	$(547,098)	$(1,406,429)	$(547,098)
Net earnings (loss) per unit (Note 12)
Basic	$0.07	$0.49	$(1.29)	$1.23
Diluted	$0.07	$0.48	$(1.29)	$1.21
Weighted average units outstanding (Note 12)
Basic	228,328	210,226	227,389	199,640
Diluted	231,002	217,337	227,389	204,415

See accompanying notes to consolidated financial statements.

2  CANETIC RESOURCES TRUST

CONSOLIDATED STATEMENTS
OF CASH FLOWS

	Three Months Ended September 30		Nine Months Ended September 30
($CDN thousands) unaudited	2007	2006	2007	2006
OPERATING ACTIVITIES
Net earnings (loss)	$15,698	$102,663	$(292,970)	$244,733
Adjustments for:
Unit-based compensation	1,606	(1,856)	6,048	16,814
Depletion, depreciation and amortization	179,043	168,639	531,267	469,129
Accretion of asset retirement obligations	3,870	2,851	11,609	7,759
Unrealized (gain) loss on financial derivatives	9,827	(72,453)	8,342	(79,759)
Future income tax expense (recovery)	(28,599)	424	298,956	(78,614)
Accretion of deferred transaction costs	159	-	763	-
Asset retirement costs incurred	(4,096)	(4,639)	(11,160)	(10,563)
Changes in non-cash operating working capital	4,654	(56,985)	21,128	(83,676)
	182,162	138,644	573,983	485,823
FINANCING ACTIVITIES
Net proceeds from bank debt	31,264	329,224	84,324	479,747
Proceeds from issuance of units, net of issue costs	30,087	453,016	51,466	469,366
Proceeds from issuance of convertible debentures, net of issue costs	-	220,800	-	220,800
Distributions to unitholders	(130,017)	(144,859)	(397,534)	(416,974)
	(68,666)	858,181	(261,744)	752,939
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(14,465)	(4,480)	(16,637)	(28,349)
Disposition of petroleum and natural gas properties	6,005	-	55,768	5,000
Corporate acquisitions, net of cash	-	(897,458)	-	(933,458)
Capital expenditures	(105,036)	(94,887)	(351,370)	(281,955)
	(113,496)	(996,825)	(312,239)	(1,238,762)
Cash beginning and end of period	$-	$-	$-	$-
The Trust paid the following cash amounts:
Interest paid	$20,040	$14,986	$65,058	$41,881
Income and capital taxes paid	$1,022	$4,413	$9,779	$14,888

See accompanying notes to consolidated financial statements.

2007 THIRD QUARTER REPORT 3

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit amounts, expressed in $CDN thousands, unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Canetic Resources Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Canetic” or the “Trust”).  Except as discussed in Note 2 below, the interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual financial statements for Canetic for the year ended December 31, 2006.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.  These interim financial statements should be read in conjunction with the Canetic 2006 audited annual financial statements.

2.    CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”.  As required by the new standards, prior periods have not been restated.  The adoption of these standards has had no material impact on the Trust’s net earnings or cash flows.  The effects of the implementation of the new standards are discussed below.

COMPREHENSIVE INCOME

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income (loss) equals net earnings (loss).

FINANCIAL INSTRUMENTS

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings (loss).  Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI.  Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.  All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal purchase, sale or usage exemption.  All changes in their fair value are recorded in earnings unless hedge accounting is applied in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans and receivables”.  Deposits have been classified as “held-to-maturity”.  Accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”.  Changes in fair values of derivatives and embedded derivatives are recognized in earnings as the Trust has maintained its policy not to use hedge accounting.

Transaction costs are netted against the carrying value of the asset or liability to which it relates and are then amortized over the expected life of the instrument using the effective interest method.  On adoption of Section 3855 “Financial Instruments - Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures.

4     CANETIC RESOURCES TRUST

The Trust, also adopted Section 1506 - Accounting Changes the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 - “Financial Instruments - Disclosures”, Section 3863 “Financial Instruments - Presentation” and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.  The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding its objectives, policies and processes for managing capital.

3.    STARPOINT ARRANGEMENT

Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned.  Unitholders of both Acclaim and StarPoint also received common shares and warrants in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned.  In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.

($000s)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	834,070
Accounts payable and accrued liabilities	(144,777)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures - liability	(53,199)
Convertible debentures - equity	(8,691)
Future income taxes	(96,476)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

2007 THIRD QUARTER REPORT 5

4.    SAMSON ACQUISITION

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (“Samson”) for total consideration of $955.1 million.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006.  Under the bought deal financing, Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.

The acquisition was accounted for using the purchase method of accounting as follows:

($000s)
Cash	57,635
Current assets	76,803
Property, plant and equipment	942,864
Accounts payable and accrued liabilities	(60,035)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
955,093
Consideration was comprised of:
Cash	951,314
Transaction costs	3,779
955,093

5.    PROPERTY, PLANT AND EQUIPMENT

($000s)	September 30, 2007	December 31, 2006
Property, plant and equipment, at cost	6,183,197	5,879,523
Accumulated depletion and depreciation	(1,813,136)	(1,281,869)
Balance, end of period	4,370,061	4,597,654

Costs relating to unproved properties of $207 million were excluded from costs subject to depletion and depreciation.

6.    CONVERTIBLE DEBENTURES

	9.4%	6.5%	8%	11%	6.5%
($000s)	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total
Balance, beginning of period	5,622	17,821	8,046	1,697	227,470	260,656
Converted to units	-	-	(17)	(414)	-	(431)
Deferred transaction costs	-	-	(264)	(42)	(7,928)	(8,234)
Balance, end of period	5,622	17,821	7,765	1,241	219,542	251,991

Units Issuable Upon Conversion (000s)
Balance, beginning of period	351	940	517	152	8,663	10,623
Converted to units	-	-	(1)	(37)	-	(38)
Balance, end of period	351	940	516	115	8,663	10,585

During the nine month period ended September 30, 2007, $414,000 of 11% debentures were converted which resulted in the issuance of 37,000 trust units and $17,000 of 8% debentures were converted which resulted in the issuance of 1,000 trust units.

6     CANETIC RESOURCES TRUST

7.    ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $194.4 million (December 31, 2006 - $191.9 million) based on a total future liability of $616.7 million (December 31, 2006 - $603.3 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been computed using an inflation rate of two percent and discounted using a credit adjusted risk free rate of eight percent.

The following table reconciles Canetic’s asset retirement obligations:

Asset Retirement Obligation ($000s)	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Balance, beginning of period	191,874	68,235
Acquisition of StarPoint(Note 3)	-	54,343
Acquisition of Samson (Note 4)	-	18,228
Additions	2,087	3,117
Change in estimate	-	53,418
Settlement of liabilities during period	(11,160)	(16,877)
Accretion expense	11,609	11,410
Balance, end of period	194,410	191,874

8.    CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units.  There are no special voting units outstanding.

	Nine Months Ended September 30, 2007		Year Ended December 31, 2006
	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	225,796	4,224,470	91,583	1,087,459
Issued:
Bought deal financing, net of costs	-	-	20,769	437,001
Base shelf prospectus, net of costs	1,450	20,507	-	-
Employee Unit Savings Plan	353	5,450	274	6,184
Distribution reinvestment plan	2,113	30,959	2,470	44,825
Issued pursuant to Arrangement	-	-	106,242	2,562,563
Properties contributed to TriStar	-	-	-	(5,000)
Conversion of debentures	38	431	2,042	36,302
Conversion of debentures - equity portion	-	-	-	4,636
Conversion of exchangeable shares	-	-	358	3,804
Unit award incentive plan	358	5,721	2,058	46,696
Balance, end of period	230,108	4,287,538	225,796	4,224,470

BASE SHELF PROSPECTUS

On August 20, 2007, Canetic filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the U.S. Securities and Exchange Commission.  The registration will allow Canetic to offer and issue trust units or Subscription Receipts convertible into trust units (the trust units and Subscription Receipts are collectively referred to as the “Securities”) by way of one or more Prospectus Supplements for a 25 month period commencing on the date of filing.  The Securities may be offered from time to time, with an aggregate offering amount not to exceed Cdn $750.0 million.

On August 23, 2007, Canetic filed a Prospectus Supplemental to the Short Form Base Shelf Prospectus dated August 20, 2007, with regulatory authorities in Canada and a supplement to the U.S. Prospectus dated August 20, 2007, forming part of the Registration Statement with the US Securities and Exchange Commission.  By way of an Equity Distribution Agreement dated August 23, 2007, Canetic will sell trust units by way of “at-the-market” offerings over the Toronto Stock Exchange, the New York Stock Exchange and other existing trading markets for the trust units in the U.S..  Subject to the terms of the Equity Distribution Agreement and applicable regulatory requirements, up to 15,500,000 trust units may be issued and sold from time to time at the discretion of the Trust over a period of up to 25 months.

2007 THIRD QUARTER REPORT 7

Up to the end of September 30, 2007, Canetic sold 1,450,000 trust units at an average price of US$15.08 per unit (net US$14.22 per unit) for gross proceeds of US$21.9 million (net US$20.6 million after costs of US$1.3 million, including commissions).  Net proceeds from the issuances of trust units under the base shelf prospectus have been used for working capital purposes.

Net proceeds from the issuances of Securities under the base shelf prospectus will be used for general Trust purposes, repayment of net debt and the financing of future growth opportunities including acquisitions and capital expenditures.

DISTRIBUTION REINVESTMENT PLAN

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust.  For the nine months ended September 30, 2007, 2.1 million units (2006 - 1.3 million units) were issued with $31.0 million (2006 - $28.3 million) being credited to capital.

9.    UNIT-BASED COMPENSATION PLAN

On December 19, 2005, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”).  Under the terms of the Plan, both RTUs and PTUs may be granted to directors, officers, employees of, and consultants and service providers to the Trust or its subsidiaries.  The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued.  PTUs are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts and other performance criteria determined by the Board of Directors.

The following table summarizes the activity for the RTUs and PTUs:

(000s)	Number of RTUs	Number of PTUs
Balance, December 31, 2005	804	493
Granted	1,035	2,021
Exercised	(804)	(927)
Forfeited	(119)	(201)
Balance, December 31, 2006	916	1,386
Granted	464	867
Exercised	(234)	(458)
Forfeited	(127)	(137)
Balance, September 30, 2007	1,019	1,658

Other long-term liabilities consist of the long-term portion of the Trust’s estimated liability for the Plan as at September 30, 2007.  The amount of $15.6 million is payable for the remainder of 2007 through 2010.  The current portion of $7.5 million is included in accounts payable and accrued liabilities.

Canetic paid $3.7 million in taxes related to the payment of RTUs and PTUs (2006 - $2.7 million).

EMPLOYEE UNIT SAVINGS PLAN

The Trust has a savings plan whereby the employees can place up to five percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary.  All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury.  During the nine months ended September 30, 2007, 353,000 (2006 - 181,000) units were issued from Treasury under the Employee Unit Savings Plan with $5.5 million (2006 - $4.0 million) being credited to capital (Note 8).  The Trust matching portion is included in general and administrative expenses as employee compensation expense.

8     CANETIC RESOURCES TRUST

10.    DEFICIT

Deficit consists of accumulated earnings and accumulated distributions for the Trust since inception as follows:

($000s)	September 30, 2007	December 31, 2006
Accumulated earnings	92,000	384,970
Accumulated distributions	(1,498,429)	(1,109,109)
	(1,406,429)	(724,139)

The table below shows the cumulative distributions declared to unitholders:

Distributions on issued units(1)	$/Unit	Amount ($000s)
Year ended December 31, 2002	0.585	19,025
Year ended December 31, 2003	2.340	121,338
Year ended December 31, 2004	2.340	176,741
Year ended December 31, 2005	2.340	208,477
Year ended December 31, 2006	2.760	583,528
Three months ended March 31, 2007	0.570	129,188
Three months ended June 30, 2007	0.570	129,626
Three months ended September 30, 2007	0.570	130,506
Accumulated distributions		1,498,429
(1) All disclosures of per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

11.    FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, financial derivatives, current liabilities (excluding income taxes) and bank debt.  The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas as well as fluctuations in the Canada/U.S. dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies, Canadian chartered banks and major financial institutions which are part of our banking syndicate.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

2007 THIRD QUARTER REPORT 9

The following financial derivative contracts have been put in place as noted below:

FUTURE COMMODITY CONTRACTS

Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
5,000 Gj/d	Cdn $7.35 - $11.00	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.00	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.40	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.45	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.04	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.00	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.50	October 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $6.00 - $9.00	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50 - $9.25	October 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $7.00 - $11.00	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.65	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.70	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.10	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.15	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $11.30	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $12.00	November 1, 2007 - March 31, 2008
Natural Gas - Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn $8.47	October 1, 2007 - December 31, 2007
20,000 Gj/d	Cdn $7.00	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.14	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.265	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.95	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50	April 1, 2008 - October 31, 2008
10,000 Gj/d	Cdn $6.55	April 1, 2008 - October 31, 2008
Crude Oil - Collars (WTI)
1,000 bbl/d	US $50.00 - $77.00	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	October 1, 2007 - December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $65.00 - $96.50	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $85.55	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $79.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.00	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.30	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $81.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.95	January 1, 2008 - December 31, 2008
Crude Oil - Fixed Price Contracts (WTI)
3,500 bbl/d	Cdn $70.70	October 1, 2007 - December 31, 2007
4,500 bbl/d	Cdn $64.58	October 1, 2007 - December 31, 2007
500 bbl/d	Cdn $72.20	January 1, 2008 - June 30, 2008
1,000 bbl/d	US $48.12	October 1, 2007 - December 31, 2007
500 bbl/d	US $48.08	October 1, 2007 - December 31, 2007

10     CANETIC RESOURCES TRUST

The estimated fair value of financial derivative instruments is based on quoted market prices.

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2007	2006	2007	2006
Realized (gain) loss on financial derivatives	(12,174)	(844)	(16,457)	12,831
Unrealized (gain) loss on financial derivatives	9,827	(72,453)	8,342	(79,759)
(Gain) loss on financial derivatives	(2,347)	(73,297)	(8,115)	(66,928)

12.    NET EARNINGS (LOSS) PER UNIT

Net earnings (loss) per unit has been calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2007	2006	2007	2006
Weighted average units outstanding	228,328	210,226	227,389	199,640
Dilutive impact of RTUs and PTUs	2,674	2,185	-	2,282
Dilutive impact of convertible debentures	-	4,926	-	2,493
Diluted weighted average units outstanding(1)	231,002	217,337	227,389	204,415
(1) All convertible debentures were anti-dilutive for all periods during 2007.

Basic net earnings per unit has been calculated based on net earnings (loss) divided by the weighted average trust units.  Diluted net earnings (loss) per unit has been calculated based on net earnings (loss) before interest on dilutive convertible debentures divided by dilutive trust units.

For the diluted weighted average units outstanding, the combined weighted average number of RTUs and PTUs that were anti-dilutive is 2.7 million units for the nine months ended September 30, 2007.

The potential dilutive effect of the anti-dilutive convertible debentures was 10.6 million units for both the three and nine months ended September 30, 2007.

13.    COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

(000s)	Total	Remainder of 2007	2008	2009	2010	2011	Thereafter
Bank debt	1,374,002	-	-	1,374,002	-	-	-
Convertible debentures(1)	260,225	1,283	5,622	8,029	17,821	227,470	-
Office lease	103,664	1,653	6,436	6,436	8,950	9,948	70,241
Pipeline contract	8,596	163	788	997	1,055	1,341	4,252
Total	1,746,487	3,099	12,846	1,389,464	27,826	238,759	74,493
 (1) Gross of deferred transaction costs.

14.    INCOME TAXES

On June 22, 2007, Bill C-52 (Budget Implementation Act, 2007) was enacted for Canadian accounting purposes.  This legislation contains provisions which provide for a new tax to be levied on distributions of income from publicly traded income trusts in Canada at a rate of 31.5 percent.  This tax is not expected to apply to the Trust until 2011 as transitional relief is provided to publicly traded trusts which existed at October 31, 2006, and who conform on an ongoing basis with certain safe-harbour limits with respect to normal growth and expansion throughout this period as outlined in guidelines issued by the Department of Finance.

As a result of enactment of this legislation, the Trust has recognized additional future tax expense of $330 million in the second quarter of 2007 with a corresponding increase to the future tax liability.  This adjustment represents the temporary differences on assets and liabilities held at the Trust level or in other flow-through entities tax-effected at the enacted rate expected to apply at the time when these differences reverse (zero percent to December 31, 2010 and 31.5 percent thereafter).

2007 THIRD QUARTER REPORT 11

15.    SUBSEQUENT EVENTS

On October 31, 2007, Canetic and Penn West Energy Trust (“Penn West”) announced that they had entered into a combination agreement (the “Combination Agreement”).  Under the terms of the Combination Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes.  Immediately prior to the closing of the combination, a one-time special distribution of $0.09 per unit will be paid to Canetic unitholders.  The special distribution is intended to keep Canetic unitholders whole, in cash distributions, for a period of six months.  Canetic unitholders will receive an aggregate value of C$15.84 per Canetic unit based on the closing price of Penn West units on the Toronto Stock Exchange (“TSX”) as at October 30, 2007 which represents a premium of 7.1 percent to the closing price of Canetic units on the TSX as at October 30, 2007.  Penn West units will continue to be listed on both the TSX and the New York Stock Exchange (“NYSE”).

The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of Canetic unitholders.  It is expected that the Canetic unitholder meeting to vote on the combination and closing will occur in mid January 2008.  An Information Circular is expected to be mailed to unitholders of Canetic in December 2007.

On October 17, 2007 Canetic entered into a pre-acquisition agreement with Titan Exploration Ltd. pursuant to which Canetic will make an offer to acquire all of the issued and outstanding shares of Titan in exchange for 0.1917 of a Canetic trust unit for each Titan Class A Share and 0.6609 of a Canetic trust unit for each Titan Class B share.  The total transaction is valued at approximately $116 million including Titan’s net debt of approximately $17.5 million.  It is expected that Canetic will issue approximately 6.5 million units to effect the acquisition.

16.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following information should be read in conjunction with Canetic’s audited annual consolidated financial statements as at and for the years ended December 31, 2006 and 2005.  The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings (loss) as reported:

	Nine Months Ended September 30
	2007	2006
Net earnings (loss) as reported for Canadian GAAP	(292,970)	244,733
Adjustments for:
Depletion, depreciation and amortization (Note a)	88,107	(704,245)
Unit-based compensation (Note d)	(745)	(770)
Non-cash interest on debentures (Note c)	970	1,553
Effect of applicable income taxes on the above adjustments	(25,551)	200,552
Net earnings (loss) and comprehensive income
U.S. GAAP	(230,189)	(258,177)
Net earnings (loss) per unit
Basic	(1.01)	(1.29)
Diluted	(1.01)	(1.29)
Weighted average number of trust units outstanding
Basic	227,389	199,640
Diluted	227,389	199,640
Trust units outstanding, end of period	230,108	224,530

12     CANETIC RESOURCES TRUST

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

	Canadian GAAP	Increase (Decrease)	U.S. GAAP
September 30, 2007
Assets:
Property, plant and equipment (Note a)	4,370,061	(689,151)	3,680,910
Liabilities:
Accounts payable and accrued liabilities (Note d)	230,636	3,789	234,425
Convertible debentures (Note c)	251,991	3,544	255,535
Future income taxes	549,296	(200,151)	349,145
Temporary equity (Note b)	-	3,206,021	3,206,021
Unitholders’ equity:
Capital (Note b)	4,287,538	(4,287,538)	-
Convertible debentures (Note c)	6,584	(6,584)	-
Deficit (Note b)	(1,406,429)	591,768	(814,661)

December 31, 2006
Assets:
Property, plant and equipment (Note a)	4,597,654	(777,534)	3,820,120
Liabilities:
Accounts payable and accrued liabilities (Note d)	260,206	2,768	262,974
Convertible debentures (Note d)	260,656	4,514	265,170
Future income taxes	250,339	(225,702)	24,637
Temporary equity (Note b)	-	3,103,011	3,103,011
Unitholders’ equity:
Capital (Note b)	4,224,470	(4,224,470)	-
Convertible debentures (Note c)	6,584	(6,584)	-
Deficit (Note b)	(724,139)	568,929	(155,210)

a)   Property, plant and equipment and depletion, depreciation and amortization

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

For the nine months ended September 30, 2007, depletion, depreciation and amortization calculated under U.S. GAAP was $88.1 million lower than depletion, depreciation and amortization calculated under Canadian GAAP and there was no ceiling test impairment under U.S. GAAP.  For the nine months ended September 30, 2006, depletion, depreciation and amortization calculated under U.S. GAAP was $704.2 million higher than depletion, depreciation and amortization calculated under Canadian GAAP.  This amount was comprised of a ceiling test impairment totaling $709.4 million reduced by depletion, depreciation and amortization totaling $5.2 million relating to the reduction of depletable costs.

b)	Temporary equity

The Trust issues units that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity. For U.S. GAAP, Trust units are redeemable at the option of the unitholder and are valued at their redemption value and presented as temporary equity. The redemption value of the trust units is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings.

2007 THIRD QUARTER REPORT 13

c)	Convertible Debentures

Under Canadian GAAP, certain of the Trust’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP.  In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

d)	Unit-Based Compensation

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Under Canadian GAAP, compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statement for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

Under U.S. GAAP, the Trust unit liability is calculated based on the RTUs’ and PTUs’ fair value at each reporting date until the date of settlement.  Compensation cost for each period is based on the change in the fair value of the RTUs and PTUs for each reporting period.  When the RTUs and PTUs vest, the amounts recorded as a trust unit rights liability, are recorded to temporary equity.  The trust recorded an additional unit-based compensation expense totalling $0.7 million, additional PP&E totalling $0.3 million, and additional liability totalling $1.0 million under U.S. GAAP relating to the difference in methodology in determining the fair value of certain equity instruments.

e)	Additional disclosure

The Trust presents oil and natural gas sales and royalty amounts gross in the Consolidated Statement of Earnings.  These line items would be combined and presented net in a statement of earnings prepared in accordance with U.S. GAAP.  This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

CHANGES IN ACCOUNTING POLICIES - US GAAP

INCOME TAXES

Effective January 1, 2007, Canetic adopted the provisions of FASB Interpretation No. 48 (“FIN 48”) - Accounting for Uncertainty in Income Taxes.  FIN 48 provides specific guidance on measurement and disclosure of uncertain tax positions.  At January 1, 2007, Canetic did not have any unrecognized tax benefits the adoption of FIN 48 did not have a material impact on the financial statements of Canetic as at and for the nine months ended September 30, 2007.  The Trust’s tax filings from 2002 to 2006 are subject to examination by the tax authorities.

14     CANETIC RESOURCES TRUST

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  We are currently evaluating the impact of SFAS No. 159 may have on our financial position, results of operations and cash flows.

2007 THIRD QUARTER REPORT 15

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, B.Comm., CA
Vice President, Finance and
Chief Financial Officer

Richard J. Tiede, P.Eng.
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng.
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna, BA Economics
Vice President, Corporate Planning and Marketing

Donald W. Robson,
Vice President, Land

Keith S. Rockley, BA
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm. ICD.D, Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng., Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

W. Peter Comber,MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng., Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich,MBA, B.Sc. (Eng.), Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank
JP Morgan Chase Bank, NA
Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN

New York Stock Exchange: CNE

Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B; 8.0%
CNE.DB.C; 11.0% CNE.DB.D; 6.5% CNE.DB.E

16     CANETIC RESOURCES TRUST

1900, 255 – 5th Avenue SW Calgary, Alberta Canada T2P 3G6 Telephone: (403) 539-6300 Toll Free: 1-877-539-6300 Facsimile: (403) 539-6499 Email: info@canetictrust.com Website: www.canetictrust.com